Form 51-902F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PMI VENTURES LTD.
Suite 511 - 475 Howe Street
Vancouver, British Columbia V6C 2B3

Item 2	Date of Material Change

October 27, 2003

Item 3	News Release

A news release issued under section 7.1 of National Instrument 51-102 announcing the material change described below was transmitted to CCN Matthews Newswire Service on October 27, 2003 for public dissemination. The news release was filed via SEDAR on October 27, 2003.

Item 4	Summary of Material Change

PMI Ventures Ltd. (the "Company") [TSX Venture:PMV] is pleased to announce that it has completed two non-brokered private placements. The first placement consisted of 4,444,444 Units, raising gross proceeds of $2,000,000. The second placement consisted of 1,090,385 Units and raised gross proceeds of $567,000. For both placements, each Unit consists of one common share and one-half of one non-transferable share purchase warrant, each whole share purchase entitling the holder to acquire one additional common share of the Company for a period of two years at a price of $0.70 per share in the first year and at a $1.00 in the second year.

Item 5	Full Description of Material Change

PMI Ventures Ltd. (the "Company") [TSX Venture: PMV] , is pleased to announce that the TSX Venture Exchange has accepted the filing for two non-brokered private placements. The first placement, announced on August 22, 2003, consisted of 4,444,444 Units, raising gross proceeds of $2,000,000. A finder's fee of $72,000 plus 300,000 share purchase warrants exercisable at $0.70 per share in the first year and at $1.00 per share in the second year was paid in connection with this placement. A second placement, announced August 28, 2003, consisted of 1,090,385 Units and raised gross proceeds of $567,000. A finder's fee of $40,000 plus 144,231 share purchase warrants exercisable at $0.70 per share in the first year and $1.00 per share in the second year was paid in connection with this second private placement. For both placements, each Unit consists of one common share and one-half of one non-transferable share purchase warrant, each whole share purchase entitling the holder to acquire one additional common share of the Company for a period of two years at a price of $0.70 per share in the first year and at a $1.00 in the second year. All shares issued under these private placements will be subject to a four-month hold period expiring on February 17, 2004.

Funds raised will be used to the continued exploration of the Ghanaian properties under option from Goknet Mining Company Limited and general working capital.

Item 6	Reliance on Section 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted from this Report on the basis that the Company believes that such information should remain confidential.

Item 8	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and this Report is:

Kim Evans, CGA, CFO & Corporate Secretary
Telephone: 604-682-8089
Facsimile: 604-682-8094
e-mail: info@westafricangold.com

Item 9	Date of Report

DATED at Vancouver, British Columbia, this 23rd day of August, 2004.

PMI VENTURES LTD.

"Kim Evans"

Kim Evans, CGA CFO & Corporate Secretary

PMI VENTURES LTD.
Suite 511 – 475 Howe Street
Vancouver, BC V6C 2B3
Phone: (604) 681-8069 Fax: (604) 682-8094

News Release #03-18	TSX Venture: PMV
October 27, 2003

PMI VENTURES LTD. COMMENCES DRILLING PROGRAM
AND COMPLETES $ 2,567,000 FINANCING

PMI Ventures Ltd. (the "Company") [TSX Venture:PMV], is pleased to announce the commencement of a 3000 metre drilling program on the Ashanti II Deep Gold Project in Ghana, West Africa. This program will focus on the Grid "B" area of the Fromenda Concession. Four other targets will be drill tested on a reconnaissance basis during this program. Assay samples will be submitted regularly and results will be released as received.

The Company is also pleased to report that the TSX Venture Exchange has accepted for filing two non-brokered private placements. The first placement, announced on August 22, 2003, consisted of 4,444,444 Units, raising gross proceeds of $2,000,000. A finder's fee of $72,000 plus 300,000 share purchase warrants exercisable at $0.70 per share in the first year and at $1.00 per share in the second year was paid in connection with this private placement. A second placement, announced August 28, 2003, consisted of 1,090,385 Units and raised gross proceeds of $567,000. A finder's fee of $40,000 plus 144,231 share purchase warrants exercisable at $0.70 per share in the first year and at $1.00 per share in the second year was paid in connection with this second placement. For both placements, each Unit consists of one common share and one-half of one non-transferable share purchase warrant, each whole share purchase warrant entitling the holder to acquire one additional common share of the Company for a period of two years at a price of $0.70 per share in the first year and at $1.00 in the second year. Funds raised will be used for the continued exploration of the Ghanaian properties under option from Goknet Mining Company Limited and general working capital.

All shares issued under these private placements will be subject to a four-month hold period expiring on February 17, 2004.

The Company has an option to earn up to 85% of the interest that Goknet Mining Company Limited, a privately held Ghanaian mineral exploration company, holds in nine exploration concessions and applications, covering an area of 380 sq. km. Goknets' contractual interests in the concessions vary from 85% to 100%, and are subject to a 10% non-participating interest in favour of the Government of Ghana.

On behalf of the Board,

"Arthur T. Fisher"

Arthur T. Fisher
President

For more information please contact:

Arthur Fisher	or	Warwick G. Smith
President		VP Shareholder Communication
Telephone: (604) 681-8069		Telephone: (604) 682-8089
Facsimile: (604) 682-8094		Toll-Free: 1 888 682-8089
Facsimile: (604) 682-8094

Or visit the PMI Ventures Ltd. website at www.westafricangold.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This news release contains forward-looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements.